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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67705

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MOELIS & COMPANY LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 5th Floor
(No. and street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Simon **212-883-3837**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Joseph Simon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Moelis & Company LLC as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Simon
Chief Financial Officer

Subscribed and sworn to before me
this 23rd day of February 2015:

Notary Public

WONG EVAN
NOTARY PUBLIC, State of New York
No. 01WC6130523
Qualified in Kings County
Commission Expires 7-18 2017

MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Moelis & Company LLC

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moelis & Company LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2015

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2014

Assets	
Cash and cash equivalents	$ 111,988,761
Accounts receivable (net of allowance for doubtful accounts of $1,497,186)	16,048,581
Accrued revenue	2,837,677
Investment at fair value (cost basis $39,998,544)	39,996,500
Due from affiliates	1,180,069
Other assets	35,992
Total assets	$ 172,087,580
Liabilities and member's capital	
Due to affiliates	$ 104,165,695
Deferred revenue	4,841,667
Accounts payable and accrued expenses	1,094,860
Total liabilities	110,102,222
Member's capital	61,985,358
Total liabilities and member's capital	$ 172,087,580

See Notes to Statement of Financial Condition

1. ORGANIZATION AND NATURE OF BUSINESS

Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a wholly-owned subsidiary of Moelis & Company Holdings LP ("Old Holdings"), a Delaware limited partnership.

In April of 2014, Old Holdings reorganized its business in connection with an Initial Public Offering "IPO". Prior to the IPO, Old Holdings operated as a Delaware limited partnership that commenced operations on May 1, 2007. The general partner of Old Holdings was Moelis & Company Holdings GP LLC. The sole member of Moelis & Company Holdings GP LLC was Moelis & Company Manager LLC, which was wholly-owned by certain co-founding partners.

Following the reorganization, the Company is now held under Moelis & Company Group LP ("Group LP"). Group LP is controlled by Moelis & Company. The details of the reorganization and IPO are described in Moelis & Company's Registration Statement filed with the SEC effective April 15, 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2014, the Company had $5,000,000 invested in U.S. treasury bills and $97,620,429 invested in a government securities money market fund. Additionally, the Company had cash of $9,368,332 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

Investments – Investments are reflected on the Statement of Financial Condition at fair value. The fair values assigned to the Company's investments are based upon available market information and may not represent the amount which is ultimately realized. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for

doubtful accounts based on the Company's assessment of the collectability of customer accounts. Accrued revenue is recorded for revenue earned, but not billed.

The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover any losses that may be incurred upon collection. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

Revenue Recognition – The Company recognizes revenue as follows:

Investment Banking Revenue – The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Deferred revenue is recorded for fees received that have not yet been earned. Underwriting revenue is recognized when the offering of an underwriting transaction is deemed complete.

Interest and Dividend Income – Interest and dividend revenue comprises primarily interest and dividend income earned on principal investments held by the Company.

Equity-based Compensation –The Company recognizes the cost of employee services received in exchange for an equity instrument award. The cost is based on its grant-date fair value amortized over the service period required by the award's vesting terms.

Income Taxes – No provision for income taxes have been made in 2014. The Company is a single member LLC, which is a disregarded entity for tax purposes. Group LP, as the Company's sole member, is responsible for reporting income or losses to the extent required by federal, state and local income tax laws and regulations, resulting from its ownership interest in the Company.

Tax years from 2011 through 2013 are subject to examination by U.S. federal, state and local tax authorities. The Company has no open examinations as of December 31, 2014. The Company is organized as a limited liability company, which reports its income and expenses on an accrual basis. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the Statement of Financial Condition, management makes estimates and assumptions regarding:

- The adequacy of the allowance for doubtful accounts;
- Measurement of equity-based compensation; and
- Other matters that affect the reported amounts and disclosures of contingencies in the financial condition.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 requires a company to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for services provided. The amendment requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The amendments in this update are effective prospectively during interim and annual periods beginning after December 15, 2016, with early adoption prohibited. The Company is currently assessing the impact the adoption of ASU 2014-09 will have on its Statement of Financial Condition.

4. INVESTMENTS

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is impacted by a number of factors, including the type of investments, the characteristics specific to the investments, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies. The estimated fair values of government securities money markets and U.S. treasury bills classified in Level 2 as of December 31, 2014 are based on quoted prices for recent trading activity in identical or similar instruments.

Level 3 – Pricing inputs are unobservable for the investments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities. The valuation methodology used for the Company's investment classified as Level 3 was based upon a recent market transaction.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the

fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the above fair value hierarchy into which the Company's investments fall as of December 31, 2014:

	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents				
Government securities money market	$ 97,620,429	$ -	$ 97,620,429	$ -
US Treasury Bills	5,000,000	5,000,000	-	-
Investments				
US Treasury Bills	39,996,500	19,997,000	19,999,500	-
Total financial assets	$142,616,929	$ 24,997,000	$117,619,929	$ -

The changes in the Company's investment classified as Level 3 are as follows for the year ended December 31, 2014:

January 1, 2014	$ 1,904,060
Distribution to affiliates	(1,904,060)
December 31, 2014	$ -
Change in unrealized gains (losses) included in earnings related to investment held at the reporting date	$ -

There were no transfers between Level 1, Level 2 or Level 3 during the year ended December 31, 2014. The fair value of Level 3 investments at transfer date was equal to the fair value at December 31, 2013.

5. MEMBER'S CAPITAL

The Company received non-cash capital contributions of $81,556,374 from Group LP for the year ended December 31, 2014 in connection with equity-based compensation. Group LP allocates the applicable vesting service expenses of Moelis & Company equity awards for employees to the Company. As the Company is not required to reimburse Group LP for this equity-based compensation expense allocation, the contribution is recognized as an increase to member's capital in the accompanying Statement of Financial Condition.

For the year ended December 31, 2014, the Company distributed capital of $215,315,967 to Group LP.

6. RELATED-PARTY TRANSACTIONS

As of October 1, 2007, the Company entered into a service agreement, as amended and restated from time to time with Old Holdings prior to Moelis & Company's IPO and Group LP subsequent to Moelis & Company's IPO, under which Group LP provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, office equipment and supplies, human resources, compensation, organizational and start-up services. As consideration for such services, Group LP charges the Company agreed-upon service fees, which have been determined based upon the parties' estimate of the value of the goods and services provided. Such fees are subject to periodic adjustment based on good faith negotiation between the parties, taking into consideration the relative costs and benefits of the services. The parties to the Agreement agree that the Company has no obligation to any third party for the services that Group LP provides. Group LP is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

As of December 31, 2014, due to affiliates includes $103,545,955 owed to Group LP primarily in connection with the Agreement described in Note 5 and $619,740 owed to Moelis & Company India Private Limited in connection with transfer pricing and shared services. Due from affiliates reflects $132,870 owed by Moelis & Company UK LLP, $904,166 owed by Moelis Australia Holdings and $143,033 owed by Moelis & Company Asia Limited in connection with transfer pricing and shared services. Transfer pricing reflects the allocation of value earned or given up by affiliated entities in cross border transactions.

7. COMMITMENTS AND CONTINGENCIES

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Legal – There are no legal actions pending or, to management's knowledge, threatened against the Company other than ordinary course of business actions that we believe will not have a material adverse effect on our business or Statement of Financial Condition.

8. REGULATORY REQUIREMENTS

Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250,000. At December 31, 2014, the Company had net capital of $80,270,336, which was $80,020,336 in excess of its required net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(ii) of SEC Rule 15c3-3.

9. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the requiring recognition or disclosure in the Statement of Financial Condition other than a distribution to Group LP on January 16, 2015 in the amount of $40,000,000.

399 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10022

MOELIS & COMPANY

T 212.883.3800
F 212.880.4260

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

February 26, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

To whom it may concern:

Enclosed with this letter, please find the audited 2014 financial statements and Exemption Report for Moelis & Company LLC along with the Report on Agreed Upon Procedures related to the annual SIPC filing. Form 17-H will be sent in a separate mailing. Should you have any questions or require further information, please contact me at the phone number listed below.

Sincerely,

Christopher J. Yager
T: 212-883-4555
christopher.yager@moelis.com

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Moelis & Company LLC
399 Park Avenue, 5th Floor
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Moelis & Company LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Moelis & Company LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries included on Moelis & Company LLC's bank statements, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Moelis & Company LLC, noting no differences. Moelis & Company LLC prepared such supporting schedules and working papers based on: 1) settlement notice letters received in connection with Moelis & Company LLC's participation in the underwriting of securities, 2) net loss from securities in investment accounts, and 3) revenue not related either directly or indirectly to the securities business, and 4) commissions paid to other SIPC members.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers described in Item 3 above supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2015